Goldman, Sachs & Co. -- 85 Broad Street -- New York, New York 10004
Tel: 212-902-1000

Goldman Sachs

October 10, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Acme Packet, Inc.
Filed on Form S-1
Registration No. 333-134683

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between September 22, 2006 and the date hereof 9,720 copies of the Preliminary Prospectus dated September 22, 2006 were distributed as follows: 6,548 to 4 prospective underwriters; 3,003 to 3,003 institutional investors; 145 to 2 prospective dealers; 1 to 1 individual; 9 to 3 rating agencies and 14 to 9 others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 pm on October 12, 2006 or as soon thereafter as practicable.

Very truly yours,

GOLDMAN, SACHS & CO.

As Representative of the
Prospective Underwriters

/s/ Goldman, Sachs & Co. (Goldman, Sachs & Co.)